Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-74242) pertaining to the financial statements of the Acuity Specialty Products 401(k) Plan, Acuity Brands, Inc. 401(k) Plan (formerly the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees), Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Enforcer Products 401(k) Plan, Holophane Division of Acuity Lighting Group, Inc. Retirement and 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Lighting Group, Inc. Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively the “Plans”) of Acuity Brands, Inc., of our report dated May 25, 2004, with respect to the financial statements of the Plans included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 22, 2004